Dreyfus Treasury Cash Management
Statement of Investments
04/30/2005 (Unaudited)

U.S. Treasury Bills - 54.1%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
5/5/2005	2.44	500,000,000	499,864,444
5/12/2005	2.53	600,000,000	599,536,167
5/19/2005	2.54	250,000,000	249,682,500
5/26/2005	2.62	500,000,000	499,097,222
7/21/2005	2.82	600,000,000	596,214,375
Total U.S. Treasury Bills (cost $2,444,394,708)			**2,444,394,708**

Repurchase Agreements - 46.1%			
ABN AMRO Inc. dated 4/29/2005, due 5/2/2005 in the amount of of $300,070,000 (fully collateralized by $101,632,000 U.S. Treasury Bills, due 9/15/2005, $68,408,000 U.S. Treasury Notes, 4.00%, due 4/15/2010, and $100,00,000 U.S. Treasury Bonds, 12.50%, due 8/15/2014, value $306,000,477)	2.80	300,000,000	300,000,000
Banc of America Securities dated 4/29/2005, due 5/2/2005 in the amount of of $180,042,150 (fully collateralized by $182,515,000 U.S. Treasury Notes, 1.625%-6.50%, due from 8/15/2005-2/28/2006, value $184,661,856)	2.81	180,000,000	180,000,000
Barclays Capital Inc. dated 4/29/2005, due 5/2/2005 in the amount of of $600,143,000 (fully collateralized by $91,929,000 U.S. Treasury Bills, due from 5/5/2005-9/8/2005, $301,966,875 U.S. Treasury Strips, due from 11/15/2015-5/15/2024, $175,471,000 U.S. Treasury Notes, 1.625%-4.00%, due from 10/31/2005-1/15/2015, and $128,388,000 U.S. Treasury Bonds, 3.375%, due 4/15/2032, value $612,001,467)	2.86	600,000,000	600,000,000
Goldman, Sachs & Co. dated 4/29/2005, due 5/2/2005 in the amount of of $350,080,833 (fully collateralized by $65,477,000 U.S. Treasury Bills, due from 6/16/2005-9/22/2005, $181,249,000 U.S. Treasury Notes, 2.00%-6.25%, due from 8/31/2005-8/15/2010, and $67,732,000 U.S. U.S. Treasury Bonds, 6.875%-10.625%, due from 8/15/2015-8/15/2025, value $357,000,194)	2.77	350,000,000	350,000,000
J.P. Morgan Securities, Inc. dated 4/29/2005, due 5/2/2005 in the amount of of $180,042,000 (fully collateralized by $184,710,000 U.S. Treasury Bills, due 7/21/2005, value $183,599,893)	2.80	180,000,000	180,000,000
Morgan Stanley Dean Witter & Co. dated 4/29/2005, due 5/2/2005 in the amount of of $300,070,750 (fully collateralized by $946,896,000 U.S. Treasury Strips, due from 11/15/2027-5/15/2030, value $306,325,045)	2.83	300,000,000	300,000,000
UBS Warburg, Inc. dated 4/29/2005, due 5/2/2005 in the amount of of $170,039,667 (fully collateralized by $166,892,000 U.S. Treasury Notes, 5.875%-10.75% due from 5/15/2005-11/15/2005, value $173,401,295)	2.80	170,000,000	170,000,000
Total Repurchase Agreements (cost $2,080,000,000)			**2,080,000,000**

Total Investments (cost $4,524,394,708)	**100.2%**	**4,524,394,708**
Liabilities, Less Cash and Receivables	**(0.2)%**	**(9,102,066)**
Net Assets	**100.0%**	**4,515,292,642**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.